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                              June 14, 2022

       Jonah Raskas
       Co-Chief Executive Officer and Director
       CHW Acquisition Corp
       2 Manhattanville Road, Suite 403
       Purchase, NY 10577

                                                        Re: CHW Acquisition
Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 7, 2022
                                                            File No. 333-263418

       Dear Mr. Raskas:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed June 7, 2022

       Summary of the Proxy Statement/Prospectus
       Debt Financing and Equity Commitments, page 35

   1. We note that the Business Combination will involve both the PIPE and Backstop
                                                        Investment and the
Credit Facility. Please disclose, if true, that this combination of financing mechanisims
is not currently common for a SPAC business combination
                                                        transaction. Also
please disclose the Lender Warrants on your prospectus cover page.
   2. We note your disclosure that under the PIPE and Backstop Subscription Agreement, the
                                                        PIPE and Backstop
Investor may acquire shares in the open market. Please tell us whether the PIPE and Backstop
Investor is an "affiliate" as defined in Rule 14e-5, and if so, tell us
 Jonah Raskas
CHW Acquisition Corp
June 14, 2022
Page 2
      how this arrangement complies with Rule 14e-5.
Certain Engagements in Connection with the Transaction and Related Transactions, page 43

3. We note your response to comment 6 and your revised disclosure. Please also disclose the value of the Representative Shares issued to Chardan in connection with CHW's IPO.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 234

4. We note your response to comment 11 and your revision to adjustment AA to indicate the appropriate amount is $3 thousand. Please explain if this adjustment is intended to coincide with the equity adjustments J(iii) and K for $30 thousand. If so, please explain why the amounts are not consistent or revise.
       You may contact Scott Stringer at 202-551-3272 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameJonah Raskas
                                                          Division of
Corporation Finance
Comapany NameCHW Acquisition Corp
                                                          Office of Trade &
Services
June 14, 2022 Page 2
cc:       Ari Edelman, Esq.
FirstName LastName